SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 16/19

COPEL Distribuição is elected the Best of Brazil by Customers

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that, for the seventh time in nine years, Copel Distribuição was elected Brazil’s best energy distribution company in the opinion of its customers. The announcement took place in Brasilia on July 3, 2019, during the ceremony of the 21st Abradee Award, promoted by the Brazilian Electric Energy Distributors Association.

Copel's recognition in the main Brazilian power distribution sector survey, in addition to the significant financial results in the recent quarters, confirms the Company's effort to efficiently execute its cost reduction plan which, together with the increasing investments in our distribution networks, is providing an increase in operational efficiency while maintaining the quality of services provided.

The award is based on the Perceived Quality Satisfaction Index (ISQP) which, in turn, is calculated based on customers' responses to questions on five aspects: energy supply, electricity bill, customer service, company’s image and communication with customers.

In addition to the award in the customer evaluation category, the Company also had its operational management recognized as the second best in the country and won the award as the best distribution company in the Southern Region of Brazil.

Highlight in innovation in the electric sector

Copel was also among the 3 most innovative companies in the electric sector in the fifth edition of the yearbook Valor Inovação Brasil, published on July 3, 2019.

Curitiba, July 4, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 4, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.